

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

Via E-mail
James M. Frates
Senior Vice President and
Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

**Re:     Alkermes Public Limited Company
         Form 10-KT for the Transition Period Ended December 31, 2013
         Filed February 27, 2014
         File No. 001-35299**

Dear Mr. Frates:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                              /s/ Jim B. Rosenberg

                                              Jim B. Rosenberg
                                              Senior Assistant Chief Accountant